SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 23, 2016.

TRANSLATION

Autonomous City of Buenos Aires, November 23, 2016

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: YPF S.A. and PETRONAS Reaffirm the continuity of their agreement in La Amarga Chica.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the

Buenos Aires Stock Exchange Regulations.

In this regard and furthering the information provided to the market through Relevant Information dated August 28, 2014, December 5, 2014, December 10, 2014 and May 11, 2015, we inform that on the date set here PETRONAS E&P ARGENTINA S.A. (hereinafter “PEPASA”), an affiliate of PETRONAS E&P Overseas Ventures Sdn. Bhd of Malaysia (“PEPOV”) and YPF S.A. (hereinafter “YPF”) reaffirmed the continuation of the project that both companies are developing in the area of La Amarga Chica in the province of Neuquén.

For this new stage, both companies contemplate the drilling of 10 horizontal wells and the completion and construction of new works and facilities to transport the production of shale oil obtained at the site. The joint commitment to invest in this new phase amounts up to USD 192.5 million.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

By:	/s/ Diego Celaá
Name:	Diego Celaá
Title:	Market Relations Officer

Dated: November 25, 2016